FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

PRESS RELEASE

NBG Group: Q4.17 results highlights

•                  Key FY.17 achievements

•                  NPEs decline by €4.2bn since YE’15, driven by negative NPE formation (-€1.7bn) and write offs (-€2.5bn); FY.17 target exceeded by €0.83bn on the back of better formation trends

•                  Conservative FY.17 provisioning policy and FTA IFRS 9 prepare the ground for significant CoR normalization in 2018, key for a return to meaningful operating profitability

•                  The completed disposals of United Bulgarian Bank (UBB) & Interlease in Bulgaria and Vojvodjanska Banka & NBG Leasing in Serbia added c109bps of CET1 capital and c€1.2bn of liquidity

•                  Enhanced liquidity profile, underpinned by zero ELA exposure since late Nov ‘17 and the lowest domestic cost of funding of 50bps, will facilitate NBG’s credit expansion plans from 2018 onwards

•                  The Bank completed in Oct ‘17 the 1st covered bond transaction in the Greek market since 2009, raising €750m

•                  NPE stock declines for a 7th consecutive quarter

•                  Domestic NPE stock down by €0.7bn qoq in Q4.17 on negative NPE formation and fully provided write-offs

•                  Domestic NPE ratio 113bps lower qoq at 44.1%; 90dpd ratio down by 175bps qoq to 32.3% in Greece

•                  Lowest NPE and NPL levels among domestic banks, combined with industry leading NPE and 90dpd coverage ratios of 56% and 76% in Greece

•                  IFRS 9 strengthens domestic NPE coverage by c6ppts to 61%; NPL coverage at 84%, highlighting NBG’s increased optionality

•                  The first Greek bank to eliminate ELA

•                  Eurosystem funding at just €2.8bn currently from €12.3bn at end-Q4.16 on zero ELA exposure

•                  Domestic deposits pick up sharply by €1.7bn qoq, driven mostly by corporates and seasonality

•                  NBG has built a liquidity buffer that will safeguard ELA disengagement, allowing the Bank to extend credit to healthy corporates during 2018, thus benefiting NII

•                  CET1 ratio at 17.0%

•                  CET1 ratio at 17.0% and at 16.7% on a CRD IV FL basis

•                  IFRS 9 impact of c350bps on a FL basis; over the 3yr ST horizon the impact is c120bps; 2018 impact at c50bps

•                  Group losses from continuing operations at €163m in FY.17, negatively affected by elevated loan impairments

•                  FY.17 domestic core PPI 5% higher yoy at €809m, driven by solid performance in net fees (+42% yoy) and cost savings (-7% yoy)

•                  Domestic FY.17 NIM improves by 26bps yoy to 305bps, despite the drop in NII to €1,459m (-6% yoy) on sustained loan deleveraging and lower unwind

•                  FY.17 domestic personnel costs decline by 11% yoy, leading total costs down by 7% yoy to €868m and cost-to-core income to 52% from 55% in FY.16

•                  FY.17 domestic provisions 13% higher yoy to €771m, with CoR at 250bps (+38 bps yoy)

•                  Core PPI recovers; bottom line negatively affected by non-core losses and elevated provisions

•                  FY.17 losses from discontinued operations of €249m resulting from the divestments of Serbian, Romanian and Albanian operations

Athens, March 28, 2018

In a positive, yet less auspicious than expected 2017 for the Greek economy, National Bank of Greece has managed to deliver strong results on key aspects of the domestic business, demonstrating increasing balance sheet strength.

On the liquidity front, NBG exited ELA in late November, the first Greek bank to do so, reflecting the Bank’s unique advantage as regards its traditionally strong deposit base, especially in low cost core deposits, as well as the liquidity impact from the completed capital actions. Notably, NBG has already built a liquidity buffer, safeguarding the Bank’s disengagement from ELA, facilitating the extension of credit during 2018.

In terms of asset quality, NBG has managed to maintain a solid pace of NPE reduction throughout the past two years, reducing the stock by €4.2bn since YE.15, covering half of the distance to the 2019 target. This result exceeds the end-2017 target by €0.8bn, while NPE coverage remains at a sector-high of 56% in Greece or 61% post IFRS 9 implementation. This highlights our conservative provisioning stance, thus setting the basis for further positive developments on the NPE front for 2018.

On capital, CET1 ratio stands at 17.0%, with future positive impact from pending restructuring plan capital actions. Indeed, NBG enters the 2018 EU-wide stress test with strengthened capital and coverage levels.

With regards to P&L performance, NBG managed to increase domestic core PPI by c5% yoy, despite sustained deleveraging impacting NII, reflecting fee income strength and solid cost reduction of 7% yoy.

In 2018, Greece’s macro backdrop continues to improve, underpinned by an upswing in investments and exports, and reflected in a sustained improvement in the labor market and consumer sentiment. The diminishing need for further economic adjustment provides an important signal regarding the sustainability of Greece’s recovery. Within this supportive economic and business environment, we remain focused on our key strategic objectives, namely to increase lending to the economy, reduce NPEs ahead of SSM targets and return to meaningful operating profitability, by capitalizing on NBG’s balance sheet strength.

Athens, March 28 2018

Leonidas Fragkiadakis

Chief Executive Officer, NBG

NPEs stock declines for a 7th consecutive quarter

NPE reduction continued in Q4.17, with the stock of domestic NPEs down by €0.7bn qoq. The decline was a function of both curings and fully provided write-offs of €683m. NPE formation (SSM perimeter) remained negative (-€51m in Q4.17 from -€126m in Q3.17), with FY.17 formation at -€127m. Notably, the Bank has reduced NPEs by €4.2bn since end-Q4.15, exceeding the FY.17 SSM operational reduction target by €0.83bn, covering c1/2 of the distance to the 2019 target. The NPE ratio in Greece dropped by 113bps qoq to 44.1% in Q4.17, while the NPE coverage was maintained at 55.7%, which increases to 61.3% post IFRS 9 FTA, by far the highest among the systemic Greek banks.

Domestic 90dpd formation turned firmly negative in Q4.17 (-€311m from €66m in Q3’17), with contribution from all loan segments, reflecting an acceleration in restructurings. 90dpd coverage stood at 76.0% in Greece (74.7% at the Group level) or at 83.9% post the IFRS 9 FTA, highlighting NBG’s greater degree of freedom.

Q4.17 domestic provisioning run rate increased to 250bps from 197bps in Q3.17, reflecting a pick-up of impairments on mortgages mainly due to collateral fair value adjustments. As a result, domestic CoR remained elevated in FY.17, standing at 250bps, up from 212bps in FY.16. The combination of conservative FY.17 provisioning policy and IFRS 9 FTA prepare the ground for a significant CoR de-escalation in 2018, a key prerequisite for a return to meaningful operating profitability. In SE Europe(1), the 90dpd ratio settled at 33.2% on coverage of 52.2%.

Superior liquidity position

Group deposits amounted to €40.3bn in Q4.17 (+4.4% qoq), reflecting a €1.7bn qoq increase in domestic deposits on the back of favorable seasonality and corporate inflows. Since the imposition of capital controls the Bank’s deposit base in Greece has increased by €3.0bn, comprising mostly savings accounts and leading to a market share of 37% in this key segment. In SE Europe(1) deposits remained broadly flat qoq at €1.9bn.

As a result, NBG’s best-in-class L:D ratio improved further to 79% in Greece (83% in Q3.17) and 80% at the Group level, providing the basis for credit growth in 2018.

Notably, Eurosystem funding has been reduced to just €2.8bn currently from €12.3bn at end-Q4.16, with zero ELA exposure since late Nov ‘17, partly assisted by capital actions. ELA elimination constitutes a clear credit differential compared with the other systemic Greek banks. Currently, the Bank has built a liquidity buffer, which may be disbursed as credit to healthy corporates, taking advantage of our low cost of funding. Tellingly, we have witnessed early signs of a pick-up in corporate credit demand in Q4.17 that has led to a post crisis record in corporate disbursements exceeding €0.5bn.

The successful execution of NBG’s restructuring plan, coupled with increasing market access, will safeguard NBG’s disengagement from ELA, providing liquidity to fund credit expansion.

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Capital position

CET1 ratio stood at 17.0% and at 16.7% on a CRD IV FL basis. The IFRS 9 adoption implies a FL impact of c350bps, which is c120bps over the 3yr ST horizon, due to the gradual phase in.

Remaining divestments are expected to boost capital and liquidity meaningfully, driven mainly by the sale of Ethniki Insurance.

Profitability

Greece:

Q4.17 domestic core pre-provision income (PPI) reached €175m from €184m the previous quarter, weighed mainly by the seasonal pick-up in operating expenses (+4.4% qoq).

NII amounted to €343m from €352m in Q3.17, reflecting continuing loan deleveraging that more than offset the benefit from the reduction of ELA balances (at €0.7bn on average in Q4’17 from €3.1bn the previous quarter). The additional EFSF/ESM bond disposals under the ESM bond exchange scheme resulted in NIM improving by 6bps qoq to 311bps.

Net fee and commission income recovered sharply to €60m from €51m the previous quarter benefitting from increased card usage and the pick-up in corporate lending and asset management related fees. On a FY.17 basis, net fees reached €218m, up by 41.7% yoy, driven mainly by the elimination of Pillar funding costs. Adjusting for Pillar & ELA-related fees, fee income grew by 9.6% yoy, reflecting the 26.9% yoy increase in fund management, brokerage & other fees, as well as the 9.1% yoy rise in retail banking fees income.

Q4.17 operating expenses amounted to €228m from €219m in Q3.17, mainly on increased expenses related to professional services (legal, audit and consulting fees). On a FY.17 basis, OpEx settled 7.0% lower yoy at €868m on the back of the personnel cost containment (-10.9% yoy), while G&As remained broadly flat yoy. The sharp decline in personnel expenses incorporates the benefit from the Dec’16 Voluntary Exit Scheme (VES) that involved c10% of the domestic workforce. Cost-to-core income recovered to 51.8% in FY.17 from 54.7% in FY.16.

Q4.17 domestic losses from continued operations amounted to €55m from €49m in Q3.17, reflecting the increased loan impairments (+25.6% qoq).

On a FY basis, the bank reported losses from continued operations of €177m, weighed mainly by high loan impairments (CoR at c250bps in FY.17).

SE Europe:(1)

In SE Europe(1), losses from continued operations reached €5m against the Q3.17 profits of €4m, mainly on the back of increased provisions (€11m in Q4.17 from €4m the previous quarter).

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Annex

P&L | Group

€ m	FY.17	FY.16	yoy	Q4.17	Q3.17	qoq
NII	1 551	1 648	-6%	365	376	-3%
Net fees & commissions	240	177	+36%	65	56	+16%
Core income	1 791	1 825	-2%	430	432	-0%
Trading & other income	(173)	(142)	+22%	(20)	(81)	-75%
Income	1 618	1 683	-4%	410	351	+17%
Operating expenses	(943)	(1 006)	-6%	(248)	(237)	+5%
Core PPI	848	819	+4%	182	194	-7%
PPI	675	677	-0%	162	113	+43%
Provisions	(788)	(695)	+13%	(200)	(155)	+29%
Operating profit	(113)	(18)	>100%	(38)	(42)	-9%
Other impairments	(24)	(89)	-73%	(19)	3	n/m
PBT	(137)	(107)	+28%	(57)	(39)	+46%
Taxes	(26)	(19)	+37%	(4)	(6)	-38%
PAT (continuing operations)	(163)	(126)	+29%	(60)	(44)	+36%
Astir Palace (one-off gain)	—	150	n/m	—	—	—
PAT (discontinued operations)(1)	(249)	(2 884)	-91%	(200)	20	n/m
Minorities	(31)	(27)	+16%	(5)	(10)	-54%
PAT (reported)	(443)	(2 887)	-85%	(265)	(35)	>100%

(1) FY.17 PAT incorporates a capital loss of €86m and €40m from the not yet completed sales of the Romanian and the Albanian businesses, as well as a loss of €237m from the completed sale of the Serbian business. Out of the €237m loss from the Serbian business, €180m is recycling of FX losses through the P&L, with zero impact on equity and regulatory capital. Capital losses were offset with €48m gains from the completed disposal of the Bulgarian business and €67m profits of the Insurance subsidiary. Completion of the Romanian and Albanian transactions, will benefit capital through RWA deconsolidation, not factored in currently in capital calculation

Balance Sheet(1) | Group

€ m	Q4.17	Q3.17	Q2.17	Q1.17	Q4.16
Cash & reserves	1 778	1 175	1 200	1 185	1 150
Interbank placements	1 736	1 861	1 999	1 994	2 052
Securities	11 446	11 996	15 322	16 634	18 491
Loans (Gross)	42 306	42 972	43 545	44 275	44 487
Provisions	(10 239)	(10 868)	(10 937)	(11 144)	(11 269)
Goodwill & intangibles	132	122	122	115	117
Tangible assets	1 086	1 074	1 084	1 113	1 109
DTA	4 916	4 917	4 918	4 918	4 917
Other assets	6 596	6 499	6 647	6 768	7 471
Assets held for sale	5 010	6 096	5 974	9 750	9 646
Total assets	64 768	65 843	69 873	75 557	78 531

Interbank liabilities	7 341	9 850	13 942	16 521	18 160
Due to customers	40 265	38 568	38 098	37 904	38 696
Debt securities	1 197	461	523	550	663
Other liabilities	5 062	5 180	5 556	5 856	6 317
Liabilities held for sale	3 523	4 356	4 332	7 124	7 108
Minorities	683	669	660	689	680
Equity	6 696	6 757	6 762	6 913	6 907
Total liabilities and equity	64 768	65 843	69 873	75 557	78 531

(1) Group Balance Sheet has been adjusted for the agreed sales of Ethniki Insurance, Banca Romaneasca and Banka NBG Albania that have been classified as non-current assets held for sale and liabilities associated with non-current assets held for sale

Key Ratios | Group

	FY.17	9M.17	H1.17	Q1.17	FY.16
Liquidity
Loans-to-Deposits ratio	80%	83%	86%	87%	87%
ELA exposure (€ bn)	—	2.3	3.8	5.6	5.6
Profitability
NIM (bps)	307	307	306	302	282
Cost-to-Core income	53%	51%	49%	49%	55%
Asset quality
NPE ratio	44.0%	45.2%	45.1%	44.9%	44.9%
NPE coverage ratio	55.1%	55.9%	55.7%	56.0%	55.9%
Cost of Risk (bps)	241	238	261	279	204
Capital
CET1 phased-in	17.0%	16.8%	16.5%	16.0%	16.3%
CET1 ratio CRD IV FL	16.7%	16.6%	16.3%	15.8%	15.8%
RWAs (€ bn)	37.3	38.5	39.0	41.3	41.1

P&L | Greece

€ m	FY.17	FY.16	yoy	Q4.17	Q3.17	qoq
NII	1 459	1 552	-6%	343	352	-3%
Net fees & commissions	218	154	+42%	60	51	+18
Core income	1 676	1 706	-2%	403	403	+0%
Trading & other income	(175)	(151)	+16%	(21)	(81)	-74%
Income	1 502	1 555	-3%	381	322	+19%
Operating expenses	(868)	(933)	-7%	(228)	(219)	+5%
Core PPI	809	773	+5%	175	184	-5%
PPI	634	623	+2%	153	103	+49%
Provisions	(771)	(683)	+13%	(189)	(151)	+26%
Operating profit	(137)	(60)	>100%	(36)	(48)	-24%
Other impairments	(19)	(88)	-78%	(16)	4	n/m
PBT	(156)	(148)	-1%	(52)	(44)	+18%
Taxes	(21)	(13)	+60%	(3)	(4)	-25%
PAT (continuing operations)	(177)	(161)	+10%	(55)	(49)	+14%
Astir Palace (one-off gain)	—	150	—	—	—	—
PAT (discontinued operations)	68	30	>100%	17	18	-6%
Minorities	(29)	(24)	+20%	(4)	(10)	-57%
PAT (reported)	(137)	(4)	>100%	(43)	(40)	-6%

Name	Abbreviation	Definition
Common Equity Tier 1 Ratio	CET1 ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs
Common Equity Tier 1 Ratio Fully Loaded	CET1 ratio, CRD IV FL	CET1 capital as defined by Regulation No 575/2013, without the application of the transitional rules over RWAs
Core deposits		Consist of current, sight and other deposits, as well as savings accounts, and exclude repos and time deposits
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions
Core Operating Result (Profit / (Loss))	—	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Funding cost / Cost of funding	—	The blended cost of deposits, ECB refinancing, repo transactions, ELA funding (until late November, 2017), as well as covered bond and securitization transactions
Gross Loans	—	Loans and advances to customers before allowance for impairment, excluding the loan to the Greek State, with a carrying amount of €5.9bn maturing in September 2037
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM

NII annualized over average interest earning assets. The latter include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Net Loans	—	Loans and advances to customers, excluding the loan to the Greek State of €5.9bn
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures, period end
Non-Performing Exposures Formation	NPE formation	Net increase / (decrease) of NPEs, before write-offs
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets
Operating Profit / (Loss)	—	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Total deposits	—	Due to customers

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)
Date: March 28th, 2018
Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: March 28th, 2018
Director, Financial Division